UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549




                         FORM 11-K/A

                       Amendment No. 1


 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
                           SIMILAR
 PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                         ACT OF 1934

  [X] For annual reports of employee stock purchase, savings and similar plans pursuant to Section
       15(d) of the Securities Exchange Act of 1934

       For the fiscal year ended December 31, 2000

  [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

       For the transition period from        to

               Commission File Number 1-14768

              NSTAR NEGOTIATED SAVINGS PLAN FOR
            PRODUCTION AND MAINTENANCE EMPLOYEES
     (formerly known as Boston Edison Negotiated Savings
       Plan for Production and Maintenance Employees)
                  (Full title of the plan)





                          NSTAR
(Name of issuer of the securities held pursuant to the plan)



      800 Boylston Street, Boston, Massachusetts  02199
          (Address of principal executive offices)







              REPORT OF INDEPENDENT ACCOUNTANTS


To the Retirement Plans Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NSTAR Negotiated Savings Plan for Production and Maintenance Employees (the "Plan"), formerly known as the Boston Edison Negotiated Savings Plan for Production and Maintenance Employees, at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.
The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 28, 2001


              NSTAR NEGOTIATED SAVINGS PLAN FOR
            PRODUCTION AND MAINTENANCE EMPLOYEES

       Statements of Net Assets Available for Benefits
                       (in thousands)



                                                 December 31,
                                                2000       1999

Assets
Investments, at quoted market value:
   Registered investment company shares      $60,441    $72,574

   Fidelity Brokerage Account                  6,098      6,004
   Common shares of NSTAR                     26,520     25,287
   Loans to participants                       3,218      3,166

     Total investments                        96,277    107,031

Other assets:
  Receivables -
   Employee contributions                         91         73
   Employer contributions                         52         34

     Total other assets                          143        107

Net assets available for benefits            $96,420   $107,138
                                             =======   ========
























The accompanying notes are an integral part of these financial statements.


              NSTAR NEGOTIATED SAVINGS PLAN FOR
            PRODUCTION AND MAINTENANCE EMPLOYEES

  Statement of Changes in Net Assets Available for Benefits


              Plan year ended December 31, 2000
                       (in thousands)


Additions to net assets attributed to:
  Investment income
   Interest and dividends -
     Registered investment company shares and
     Common   Shares of NSTAR                     $  3,517

     Fidelity Brokerage Link                           268
     Common shares of NSTAR                          1,228
     Interest on participant loans                     238

                                                     5,251


  Contributions:
   Employee                                          6,251
   Employer                                          2,193

                                                     8,444


     Total additions, net                           13,695


Deductions from net assets attributed to:
  Benefits paid to participants or beneficiaries    13,581
  Deemed distributions from participant loans          241

  Net depreciation in fair value of investments      9,683

     Total deductions                               23,505

Net decrease prior to transfers                     (9,810)

Transfers to other savings plans                      (908)

Net decrease                                       (10,718)

Net assets available for benefits:
  Beginning of year                                107,138

  End of year                                     $ 96,420
                                                  ========









The accompanying notes are in integral part of these financial statements.

              NSTAR NEGOTIATED SAVINGS PLAN FOR
            PRODUCTION AND MAINTENANCE EMPLOYEES

                Notes to Financial Statements


A. Summary

The following description of the NSTAR Negotiated Savings Plan for Production and Maintenance Employees (the "Plan"), formerly known as the Boston Edison Negotiated Savings Plan for Production and Maintenance Employees, provides only general information. Participants' benefits under this Plan will be determined in accordance with the Summary Plan Description document. Effective January 1, 2000, the current Plan name was adopted following a corporate merger as described below, and replaced the former "Boston Edison Negotiated Savings Plan for Production and Maintenance Employees." Changes in features of the Plan are also described below.

General

NSTAR is an energy delivery company serving approximately
1.3 million customers in Massachusetts including more than one million electric customers in 81 communities and 244,000 gas customers in 51 communities. NSTAR was created through the merger of BEC Energy (BEC) and Commonwealth Energy System (COM/Energy) on August 25, 1999 and is an exempt public utility holding company. As a result of this merger, the NSTAR Stock Fund replaced the BEC Energy Common Share Fund. Common Shares of NSTAR are listed on the New York and Boston stock exchanges under the trading symbol of NST.

The Plan was originally established in 1986 to provide retirement benefits for participating eligible employees of Boston Edison Company (the "Company") through a program of salary-reduction contributions and matching employer contributions. The Plan has been amended or restated from time to time thereafter. The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and utilizes the special federal income tax deferral features of section 401(k) of the Code. The Plan administrators are the NSTAR Retirement Plans Committee and the NSTAR Pension Management Committee. The Plan investments are held by Fidelity Investments ("Fidelity"), the Plan trustee and record keeper.

Participation

Production and Maintenance union employees are eligible to join the Plan at specified times at age 21 or older with one year of service, at age 35, or after four years of service regardless of age.

Contribution Policy

Employees participating in the Plan elect to make contributions of at least 2% but not more than 17% of their pretax annual compensation as defined in the Plan. The Company contributes a matching amount under the Plan equal to 50% of each Participant's contributions, up to a maximum of 6% of the Participant's compensation. Effective May 2000, the Company contributes a matching amount under the Plan equal to 50% of each Participant's contributions, up to a maximum of 8% of the Participants compensation. The match is made entirely in common shares of NSTAR. Refer to Note H for a subsequent change to the Plan.

Investments

Investments in the Plan are directed by the individual Plan Participants. Currently there are nine investment choices offered under the Plan: seven mutual funds (Asset Manager, Magellan, Retirement Government Money Market, Spartan U.S. Equity Index, Intermediate Bond, International Growth and Income and Disciplined Equity) managed by Fidelity, the NSTAR Common Share Fund, and Fidelity Brokerage Link. Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including stock, bonds, mutual funds and certificates of deposit. Participant contributions and investment earnings are available for Participant direction. Refer to Note H for a subsequent change to the Plan.

Participants Accounts

Each Participant account is credited with the Participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings (based on the Participant's account balance). The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Vesting

Participants are fully vested at all times in the entire balance of their own contributions to the Plan and are immediately vested in the Company match.

Payments of Benefits

Benefits paid to Participants on termination of service due to death, disability, retirement, or other reasons are paid in a lump-sum amount equal to the value of the vested interest in a Participant's account.

Plan Termination

While it is the current intention of management to continue the Plan indefinitely, neither the making of contributions nor the continuance of the Plan is assumed by management as a contractual obligation. In the event of Plan termination, the assets will be distributed to Participants to the extent of their individual allocations, in accordance with the Plan's distribution provisions.

Participant Loans

Participants in the Plan for a minimum of 12 months may obtain a loan from the balance in their elective contribution account. The loan may not be less than $1,000 nor exceed the lesser of $50,000 or 50% of the market value of the Participant's elective contribution account. Loans must be repaid to the Participant's account over a period not to exceed five years (unless the loan is for the purchase of a principal residence) via payroll deductions.
The annual interest rate is modified from time to time to reflect changes in the prime rate or other market interest indicators.

B. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan's financial statements have been prepared under the accrual method of accounting and in accordance with the rules and regulations of ERISA. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonable possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments Valuation

Plan investments held by Fidelity are stated at fair value. Fair value of shares of registered investment companies represent the net asset value of such shares as of the close of business on the last business day of the year. Fair value of NSTAR common shares are based on the last quoted market price as of the close of business on the last day of the year, which was $42.875 per share. Fair value of the Fidelity Brokerage Link Account assets, which are primarily common stock and fixed income securities, are determined using the methods stated above. Participant notes receivable are valued at cost plus interest which approximates fair value.

Income Recognition

Income of the NSTAR Common Share Fund consists primarily of dividends on its common shares. The allocation of each Fund's earnings to a Participant's account is based on the percentage of the Participant's units in the Funds and is allocated daily. Capital gain distributions are included in dividend income. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation/(Depreciation) in the Fair Value of
Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant's account between investment choices. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation
(depreciation) on those investments.

Contributions

Salary reduction contributions made on behalf of Participants and matching contributions are recorded in the period payroll deductions are made from Participants.
Contributions receivable at December 31, 2000 and 1999 represent amounts withheld from Participants and the corresponding matching contributions subsequently deposited to the Plan in the following month.

Distributions and withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

C. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

                                                 Year Ended
                                          December 31, 2000
 Beginning of period                                $15,974
 Changes in Net Assets -
   Contributions                      $  2,175
   Dividends                               212
   Net appreciation                      1,439
   Benefits paid to Participants        (1,861)
   Transfers                                          1,817
                                          (148)
 End of period                                      $17,791
                                                    =======

D. Expenses

Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchase, sale or distribution of securities for each Fund may be charged to such Fund. Any expense of litigation may be paid by the Plan Trustee and charged to the Trust Fund or to the Fund or Funds to which the litigation relates. Expenses and charges incurred in the administration of the Plan are generally paid by the Company. An administrative fee relating to the issuance of Plan loans under the Loan Fund is paid by Plan Participants.

E. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

NSTAR and Boston Edison Company are parties-in-interest as that term is defined in section 3(14) of ERISA.

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per these financial statements to the Form 5500 at December 31, 2000 and 1999 (in thousands):

                                         2000         1999
Net assets available for benefits
per these financial statements       $ 96,420     $107,138

Less: Contributions receivable            143          107

Net assets available for benefits
per the Form 5500                    $ 96,277     $107,031
                                     ========     ========

The following is a reconciliation of contributions received per these financial statements to the Form 5500 for the year ended December 31, 2000 (in thousands):

                                               2000

 Contributions per these financial          $ 8,444
 statements

 Add:  Contributions receivable at
       the beginning of the year                107
 Less  Contributions receivable at
 :     the end of the year                      143

 Contributions per the Form 5500            $ 8,408
                                            =======

Contributions are recorded on the Form 5500 when received.

G. Tax Status

The Internal Revenue Service has determined and informed management by a letter dated May 3, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and tax counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

H. Subsequent Event

Effective April 2, 2001, the Plan name became NSTAR Savings Plan. The Plan's investment options were changed. Plan enhancements include expedited eligibility and employer matching, more flexibility in changing the deferral contribution percentage and the restrictions on transferring funds into and out of the NSTAR Common Share Fund are removed.


                                     Employer Identification
                                          Number: 04-3466300
                                          Plan Number: 55099




              NSTAR NEGOTIATED SAVINGS PLAN FOR
            PRODUCTION AND MAINTENANCE EMPLOYEES


 Schedule of Assets Held for Investment Purposes at Year End
                       (in thousands)


                      December 31, 2000


                                                       Market
                                                     Value at
Name of Issuer and Title of Issue        Cost          End of
                                                       Period
Fidelity Mutual Funds*:
  Asset Manager                       $  9,291       $  9,446
  Magellan                              24,421         30,809
  Retirement Government Money Market     5,398          5,398
  Spartan U.S. Equity Index              6,361          8,522
  Intermediate Bond                        187            187
  International Growth & Income          1,389          1,360
  Disciplined Equity                     4,976          4,719
    Total Fidelity Mutual Funds         52,023         60,441

Fidelity Brokerage Link*                 6,098          6,098

NSTAR Common Share Fund*                15,378         26,520

    Total Investments                 $ 73,499       $ 93,059
                                      ========       ========

Participant Notes Receivable*         $  3,218       $  3,218
  (Rates of 6.0% to 8.5%)             ========       ========



* Represent parties in interest to the Plan




                          SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Negotiated Savings Plan for Production and Maintenance Employees has caused this amended annual report to be signed on its behalf by the undersigned hereunto duly authorized.







Date:  July 3, 2001        /s/ TIMOTHY R. MANNING
                              Timothy R.  Manning
                           Vice President - Human Resources
                           and on behalf of the NSTAR
                           Retirement Plans Committee






             CONSENT OF INDEPENDENT ACCOUNTANTS





We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-58457) of the NSTAR Negotiated Savings Plan for Production and Maintenance Employees of our report dated June 28, 2001 relating to the financial statements of the NSTAR Negotiated Savings Plan for Production and Maintenance Employees, which appears in this Form 11-K.


/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
June 28, 2001